NO ACT

PE
12-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010671

February 25, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2010

Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

Dear Mr. Garrison:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Cascade Financial by Gary Davis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gary Davis

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

The proposal requests that the board of directors immediately adopt a policy that all future stock options, awards or grants to officers and directors include a minimum per share acquisition price for such shares, which must equal or exceed the per share tangible book value of the common stock at the time each option is exercised or each share is awarded or granted.

There appears to be some basis for your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(7), as relating to Cascade Financial's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Cascade Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cascade Financial relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF
KELLER ROHRBACK L.L.P.

December 29, 2009

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cascade Financial Corporation/Shareholder Proposal submitted by Gary Davis

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Cascade Financial Corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. The Company received a shareholder proposal (the "Proposal") from shareholder Gary Davis (the "Proponent") for inclusion in the Company's proxy materials for its Annual Shareholder's Meeting to be held in April 2010 (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that they will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons discussed below.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials for the Company's Annual Meeting to be held in April 2010; and

- Concurrently sent copies of this correspondence to the Proponent.

■ KELLER ROHRBACK L.L.P. 1201 THIRD AVENUE, SUITE 3200, SEATTLE, WASHINGTON 98101-3052, TELEPHONE: (206) 623-1900, FAX: (206) 623-3384 ■
KELLER ROHRBACK L.L.P. 770 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK 10003, TELEPHONE: (646) 495-6198, FAX: (646) 495-6197
KELLER ROHRBACK P.L.C. 3101 NORTH CENTRAL AVENUE, SUITE 1400, PHOENIX, ARIZONA 85012, TELEPHONE: (602) 248-0088, FAX: (602) 248-2822
WWW. KELLERROHRBACK.COM

Proposal

> RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a policy that all future stock options, awards or grants to officers and directors shall include a minimum per-share acquisition price for such shares ("Floor Price"), which Floor Price must equal or exceed the per-share tangible book value of the Bank's common stock at the time each option is exercised or each share is awarded or granted.

A copy of the Proposal is attached as Exhibit A.

Bases for Exclusion

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite; and
- Rule 14a-8(i)(7) which allows a company to exclude a proposal if it relates to the company's ordinary business operations on two distinct grounds: (1) the terms upon which capital is raised and (2) general compensation matters.

Rule 14a-8(i)(3): Vague and Indefinite

Under Rule 14a-8(i)(3), a company may omit a proposal if the proposal is contrary to the proxy rules. Rule 14a-9 prohibits a company from making a materially false or misleading statement in any proxy materials. The Staff has permitted companies to exclude proposals which are vague and indefinite under rule 14a-8(i)(3) because the proposals could mislead shareholders. *See PG&E Corporation* (Mar. 5, 2009)(allowing the company to omit the proposal under Rule 14a-8(i)(3) because the proposal was impermissibly vague and could mislead shareholders). The Staff has also permitted companies to exclude impermissibly vague proposals because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing Wendy's to omit a proposal that was vague and indefinite because it failed to define key terms and the intent of the proposal was vague and indefinite). In *SunTrust Banks, Inc.* (Dec. 31, 2008), the Staff allowed SunTrust to exclude a proposal under Rule 14a-8(i)(3) because the proposal was vague and indefinite. The Staff noted that the proponent's supporting statement referenced that the proposal was to remain in effect as long as the company was under TARP, yet the proposal itself had no such limitation.

The Company should be permitted to omit the Proposal because it could potentially mislead shareholders. The Proposal's Supporting Statement discusses first the price at which the common stock traded throughout 2009 and then makes unsupported and conclusory statements which could easily mislead shareholders as the Proponent unjustly simplifies a complex subject. The supporting statement reads:

> When the Bank gives officers and directors stock options, awards or grants with rights to acquire the stock at less than the per-share tangible book value, existing shareholders are incrementally diluted. The reason is that the total number of issued shares increases but the Bank does not receive any additional capital in exchange for the optioned, awarded or granted shares. The Board should adopt a policy that there will be a minimum price set for all stock options, awards or grants to officers or directors to avoid this problem. Your vote for this proposal will help to prevent further dilution of your investment and will benefit all of the Bank's shareholders.

The Proponent attempts to simplify a complex subject into four sentences. The result is, at best, an inaccurate and misleading statement which should be omitted from the Proxy Materials. The first sentence is: "*When the Bank gives officers and directors stock options, awards or grants with rights to acquire the stock at less than the per-share tangible book value, existing shareholders are incrementally diluted.*" First, this sentence raises the issue of "dilution". Yet, it does not attempt to define dilution. Is he referring to earnings dilution, control dilution, value dilution, etc.? What is meant by "incremental" dilution? The Proponent then attempts to explain his previous sentence and states: "*The reason is that the total number of issued shares increases but the Bank does not receive any additional capital in exchange for the optioned, awarded or granted shares.*" This statement does not make it clear that when an optionee exercises a stock option the optionee is required to pay the exercise price, which is added to the company's capital.

The Proponent then continues: "*The Board should adopt a policy that there will be a minimum price set for all stock options, awards or grants to officers or directors to avoid this problem. Your vote for this proposal will help to prevent further dilution of your investment and will benefit all of the Bank's shareholders.*" These last two conclusory statements make no attempt to explain to a shareholder how this solves the dilution dilemma. The "problem" he identified in the previous sentence was that when an option is granted, the Bank does not immediately receive capital. But, setting a floor price does not guarantee the Bank will receive immediate capital; on the contrary, it is likely that it will take longer for employees to exercise options when the price is higher, thereby prolonging the time when the Company will receive capital. Additionally, setting a minimum price will not change the number of shares that may be granted under the Plan; that number was set when the shareholder's approved the Incentive Stock Option Plan. Whether a share is granted under the Plan at $5.00 or $10.00, one share still counts as one share. While the price will impact certain dilution calculations, it does not impact the overall percentage of control. Because the Proponent does not adequately explain his conclusory statements or assumptions in his supporting statement, his proposal and supporting statement is misleading at best, and the Company should be allowed to omit it from the Proxy Materials.

Not only is the supporting statement vague, but the indefinite time frame associated with this Proposal also supports that the Company should be allowed to omit it. The Proposal references the 2009 price at which the stock traded, yet the proposal places no end to the proposed floor price when the bank returns to financial health. Like in *SunTrust* where the proponent referenced TARP in the supporting statement and yet did not limit the Proposal, here the Proponent mentions the current economic problems and yet places no limit on the timeframe of the Proposal. Therefore, the Company, like *SunTrust*, should be allowed to omit it from the Proxy Materials pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(7): Ordinary Business Operations

In addition to Rule 14a-8(i)(3), the Company should be allowed to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal impacts the ordinary business operations of the Company in two areas. First, under Washington law the power to make contracts and issue options to purchase securities is specifically allocated to the Board of Directors. The Proposal usurps the Board's power to manage the ordinary business operations of the Company by demanding a particular floor price. Second, the Proposal impacts general compensation matters relating to all officers and directors of the Company which the Staff has consistently held to relate to the ordinary business operations of a company.

To determine what is considered an ordinary business operation, the Staff has looked to the law of the company's state of incorporation. The Washington Business Corporations Act ("WBCA") governs the Company because it is registered in Washington. The WBCA grants the power to every Washington corporation to "make contracts, . . . issue . . . its . . . obligations, which may be convertible into or include the option to purchase other securities of the corporation." RCW 23B,03.020(2)(g). Thus, granting stock options falls squarely within the realm of the Board under Washington law. The Proposal enters into the general business matters of the Company by placing a floor price on the stock options. In 2003, the Company shareholders approved the 2003 Long-Term Stock Incentive Plan (the "Plan"). (*See* Exhibit B for a copy of the Plan.) The Plan allows the Compensation Committee of the Board of Directors of the Company to "have the responsibility of construing and interpreting the Plan and of establishing and amending such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the plan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) . . . ." The Plan Para. 3. Here the Proposal enters into the distinct realm of the Board as it attempts to regulate the day to day administration of the Plan which the shareholders already approved in 2003.

Additionally, under Rule 14a-8(i)(7) the Proposal should be omitted because it concerns general compensation matters. In Staff Bulletin No. 14A, the Staff explained its position that under Rule 14a-8(i)(7) companies may exclude proposals relating to general employee compensation matters because they relate to the company's ordinary business operations. While the Proposal targets only officers and directors, the Staff has found when a proposal concerns all officers and directors, the Proposal relates to general compensation matters. *See Lucent Technologies, Inc.* (Nov. 6, 2001)(explaining that Lucent could omit the proposal seeking to decrease the salaries, remuneration and expenses of "ALL officers and directors" because it pertains to the company's ordinary business operations (i.e., general compensation matters)); *Plexus Corp.* (Aug. 13, 2007)(where the company properly omitted a shareholder proposal under rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters; (the shareholders attempted to eliminate all stock options)). *Pfizer Inc.* (Dec. 21, 2006)(concluding that a shareholder proposal could be omitted under the rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters); *Amazon.com Inc.* (Mar. 7, 2005)(where the Staff concluded that the shareholder proposal could be omitted because it pertained to all employees); *Woodward Govern Company* (Aug. 18, 2004)(allowing a shareholder proposal which called for the end of all stock options to be omitted as it pertained to all employees); *Ascential Software Corporation* (Apr. 4, 2003)(allowing the omission of a shareholder proposal which sought to set a formula for the exercise price of stock options granted to employees); and *AT&T Corp.* (Feb. 28, 2000)(allowing the company to omit a resolution which requested the board to modify its stock options program so that future options would be granted at market price and indexed for inflation because it related to the company's ordinary business operations (i.e., general employee compensation matters)). The Company should be allowed to omit the Proposal because it relates to general compensation matters of potentially all of the officers and directors of the Company, which the Staff has consistently found to be the realm of the Board.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials for the Annual Meeting to be held in April 2010.

Should you need any additional information, we would be happy to provide it for you. Please do not hesitate to contact me at (206) 224-7573 or ggarrison@kellerrohrback.com.

Very truly yours,



Glen P. Garrison

GPG:aeh
Attachments
cc: Gary Davis (via U.S. Mail)
Carol K. Nelson (via email)

EXHIBIT A

THE PROPOSAL, COVER LETTER AND ADDRESS OF SHAREHOLDER PROPONENT

[See next page.]

November 2, 2009

Cascade Financial Corporation
2828 Colby Ave.
Everett, WA 98201

In accordance with SEC Rule 14a-8, the undersigned shareholder hereby submits the following proposal and supporting statement for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation.

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a policy that all future stock options, awards or grants to officers and directors shall include a minimum per-share acquisition price for such shares ("Floor Price"), which Floor Price must equal or exceed the per-share tangible book value of the Bank's common stock at the time each option is exercised or each share is awarded or granted.

Supporting Statement for Proposal

The Bank's common stock traded near historic lows for much of 2009, and for most of the year the stock's price was well below the Bank's per-share tangible book value. Given the state of the economy and the Bank's continuing financial difficulties, it is uncertain how long it will take the stock price to increase to levels closer to the per-share tangible book value. Under these circumstances the directors should do everything possible to try to restore the Bank's financial health and they should avoid any actions that have a negative effect on the stock price. When the Bank gives officers and directors stock options, awards or grants with rights to acquire the stock at less than the per-share tangible book value, existing shareholders are incrementally diluted. The reason is that the total number of issued shares increases but the Bank does not receive any additional capital in exchange for the optioned, awarded or granted shares. The Board should adopt a policy that there will be a minimum price set for all stock options, awards or grants to officers or directors to avoid this problem. Your vote for this proposal will help to prevent further dilution of your investment and will benefit all of the Bank's shareholders.

Certification

The undersigned hereby certifies that he has continuously owned at least $2,000 worth of the Bank's common stock for more than one year. The undersigned further certifies that he intends to continue holding such stock through the date of the Bank's 2010 Annual Meeting of Shareholders, that he or his authorized representative will appear at the meeting to present this proposal, and that in all other respects the undersigned is qualified to make this proposal.

Sincerely,



Gary Davis

*** FISMA & OMB Memorandum M-07-16 ***

For Lars Johnson

I do not expect any more stockholder proposals.

Frank



November 5, 2009

Cascade Financial Corporation
2828 Colby Ave
Everett WA 98201

Pursuant to SEC Rule 14a-8 several shareholders have decided to submit proposals for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation. This letter confirms that today I personally delivered proposals on behalf of the following shareholders:

GARY DAVIS
EDWIN MC RORY
HARTLEY PAUL

Sincerely,



Frank McCord

Shareholder Proponent:
Gary Davis

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

CASCADE FINANCIAL CORPORATION

2003 LONG-TERM STOCK INCENTIVE PLAN

The Cascade Financial Corporation Long-Term Stock Incentive Plan (the "Plan") has been established by Cascade Financial Corporation (the "Company", which term shall include any subsidiaries of Cascade Financial Corporation) to secure for the Company and its shareholders the benefits of the incentive inherent in stock ownership in the Company by employees and directors who are responsible for its future growth and continued success. The Plan promotes the success and enhances the value of the Company by linking the personal interests of Participants (as defined below) to those of the Company's shareholders and by providing Participants with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of its operation largely depends.

1. Incentives

Incentives under the Plan may be granted in any one or a combination of (a) Incentive Stock Options; (b) Nonqualified Stock Options; and (c) Restricted Stock Grants (collectively "Incentives"). All Incentives shall be subject to the terms and conditions set forth herein and to such other terms and conditions as may be established by the Compensation Committee of the Board of Directors of the Company (the "Committee").

2. Participants

All employees and directors who have been determined by the Committee to contribute significantly to the profits or growth of the Company shall be eligible to participate in the Plan if designated by the Committee (the "Participants").

3. Administration

The Plan shall be administered by the Committee. The Committee shall be responsible for the administration of the Plan including, without limitation, determining which Participants receive Incentives, what kind of Incentives are made under the Plan and for what number of shares, and the other terms and conditions of such Incentives. Determinations by the Committee under the Plan, including, without limitation, determinations of the Participants, the form, amount and timing of Incentives, the terms and provisions of Incentives and the agreements evidencing Incentives, need not be uniform and may be made selectively among Participants who receive, or are eligible to receive, Incentives hereunder, whether or not such Participants are similarly situated.

The Committee shall have the responsibility of construing and interpreting the Plan and of establishing and amending such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by

applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be conclusive and binding upon the Company, all Participants and any person claiming under or through any Participant.

Each person who is or shall have been a member of the Committee, or the Board of Directors, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall be in addition to any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

4. Shares Available for Incentives

(a) **Shares Subject to Issuance or Transfer.** Subject to adjustment as provided in Section 4(c) hereof, there is hereby reserved for issuance under the Plan 600,000 shares of Common Stock. The shares available for granting awards shall be increased by the number of shares as to which options or other benefits granted under the Plan have lapsed, expired, terminated or been canceled. Shares under this Plan shall be delivered by the Company from its authorized but unissued shares of Common Stock, including shares repurchased in the open market. Restricted Stock Grants may only be made from shares repurchased in the open market.

(b) **Limit on an Individual's Incentives.** In any given year, no Participant may receive Incentives under the Plan covering more than 50,000 shares of the Company's Common Stock (such number of shares shall be adjusted in accordance with Section 4(c)).

(c) **Adjustment of Shares.** In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or other similar change in the capital structure of the Company, then (i) the number of shares authorized for issuance under the Plan, and (ii) the number of shares subject to outstanding Incentives and, in the case of Stock Options, the option price will be proportionately adjusted, provided that fractions of a share will be rounded down to the nearest whole share. The Committee may grant options qualifying as Incentive Stock Options under the Internal Revenue Code of 1986, as amended, or any successor code thereto (the "Code") and Nonqualified Options (collectively "Stock Options"). Such Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

5. Stock Options

The Committee may grant options qualifying as Incentive Stock Options under the Internal Revenue Code of 1986, as amended, or any successor code thereto (the "Code") and Nonqualified Options (collectively "Stock Options"). Such Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) **Option Price.** The option price per share with respect to each Stock Option shall be determined by the Committee, but shall not be less than 100% of the fair market value of the Common Stock on the date the Stock Option is granted, as determined by the Committee.

(b) **Period of Option.** The period of each Stock Option shall be fixed by the Committee but shall not exceed ten (10) years.

(c) **Payment.** No shares shall be issued until full payment of the option price has been made. The option prices may be paid in cash or, if the Committee determines, in shares of Common Stock or a combination of cash and shares. If the Committee approves the use of shares of Common Stock as a payment method, the Committee shall establish such conditions as it deems appropriate for the use of Common Stock to exercise a stock option. The Committee may establish rules and procedures to permit an optionholder to defer recognition of gain upon the exercise of a stock option.

(d) **Exercise of Option.** The Committee shall determine how and when shares covered by a Stock Option may be purchased. The Committee may establish waiting periods, the dates on which options become exercisable or "vested" and exercise periods, provided that in no event (including those specified in paragraphs (e), (f) and (g) of this section) shall any Stock Option be exercisable after its specified expiration period.

(e) **Termination of Employment.** Upon the termination of a Stock Option grantee's employment (for any reason other than retirement, death or termination for deliberate, willful or gross misconduct), Stock Option privileges shall be limited to the shares which were immediately exercisable at the date of such termination. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the termination of a Stock Option grantee's employment may become exercisable in accordance with a schedule as may be determined by the Committee. Such Stock Option privileges shall expire unless exercised within such period of time after the date of termination of employment as may be established by the Committee, but in no event later than the expiration date of the Stock Option.

(f) **Retirement.** Upon retirement of a Stock Option grantee, Stock Option privileges shall apply to those shares immediately exercisable at the date of retirement. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the retirement of a Stock Option grantee may become exercisable in accordance with a schedule as may be determined by the Committee. Stock Option privileges shall expire unless exercised within such period of time as may be established by the Committee, but in no event later than the expiration date of the Stock Option.

(g) **Death.** Upon the death of a Stock Option grantee, Stock Option privileges shall apply to those shares which were immediately exercisable at the time of death. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the death of a Stock Option grantee may become exercisable in accordance with a schedule as may be determined by the Committee. Such privileges shall expire unless exercised by legal representative(s) within a period of time as determined by the Committee, but in no event later than the expiration date of the Stock Option.

(h) **Termination due to Misconduct.** If a Stock Option grantee's employment is terminated for deliberate, willful or gross misconduct, as determined by the Company, all rights under the Stock Option shall expire upon receipt of the notice of such termination.

(i) **Limits on Incentive Stock Options.** Except as may otherwise be permitted by the Code, the Committee shall not grant to a Participant Incentive Stock Options that, in the aggregate, are first exercisable during any one calendar year to the extent that the aggregate fair market value of the Common Stock, at the time the Incentive Stock Options are granted, exceeds $100,000, or such other amount as the Internal Revenue Service may decide from time to time.

6. **Restricted Stock Grants**

The Committee may award shares of Common Stock to a grantee, which shares shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe ("Restricted Stock Grant"):

(a) **Restrictions on Transfer and Legend on Stock Certificates.** The Committee may establish a period of time during which the grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of Common Stock ("Restriction Period"). Each certificate for shares of Common Stock issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(b) **Escrow Agreement.** The Committee may require the grantee to enter into an escrow agreement providing that the certificates representing the Restricted Stock Grant will remain in the physical custody of an escrow holder until any restrictions are removed or expire.

(c) **Lapse of Restrictions.** All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the Restriction Period. The grantee shall then be entitled to have the legend removed from the certificates.

(d) **Dividends.** The Committee may, in its discretion, at the time of the Restricted Stock Grant, provide that any dividends declared on the Common Stock during the Restriction Period shall either be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restriction Period.

(e) **Limit on Restricted Stock Grant.** Incentives granted as Restricted Stock Grants under this section shall not exceed, in the aggregate, 15% of the shares of Common Stock reserved for issuance under the Plan (such number of shares shall be adjusted in accordance with Section 4(c)).

7. Transferability

Each Incentive Stock Option granted under the Plan shall not be transferable other than by will or the laws of descent and distribution; each other Incentive granted under the Plan will not be transferable or assignable by the recipients and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee in accordance with regulations promulgated under the Securities Exchange Act of 1934, or any other applicable law or regulation.

8. Discontinuance or Amendment of the Plan

The Board of Directors may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, except that it may not revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board amend the Plan without stockholder approval where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Securities Exchange Act of 1934, or any other requirement of applicable law or regulation. Unless approved by the Company's stockholders, no adjustments or reduction of the exercise price of any outstanding Incentives shall be made by cancellation of outstanding Incentives and the subsequent regranting of Incentives at a lower price to the same individual. No Incentive shall be granted under the Plan after March 10, 2013, but Incentives granted under the Plan may extend beyond that date.

9. No Right of Employment or Participation

The Plan and the Incentives granted hereunder shall not confer upon any Participant the right to continued employment or otherwise to continue to provide services to the Company, or affect in any way the right of the Company to terminate the employment of a Participant at any time and for any reason. No individual shall have a right to be granted an Incentive, or having been granted an Incentive, to receive any future Incentives.

10. No Limitation on Compensation

Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation in cash or property in a manner which is not expressly authorized under the Plan.

11. No Impact on Benefits

Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Incentive shall be treated as compensation for purposes of calculating an employee's right under any such plan, policy or program.

12. No Constraint on Corporate Action

Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 8, to limit the right or power of the Company or any subsidiary to take any action which such entity deems to be necessary or appropriate.

13. Withholding Taxes

The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the Participant to pay to it such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from an Incentive by withholding from any payment of Common Stock due as a result of such Incentive, or by permitting the Participant to deliver to the Company shares of Common Stock having a fair market value, as determined by the Committee, equal to the amount of such required withholding taxes.

14. Governing Law

The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Washington. Venue for any legal proceeding arising under this Plan shall lie in Everett, Washington.

15. Effective Date

The Effective Date of the Plan shall be March 11, 2003, subject to approval of the Plan by the Company's shareholders within the twelve (12) month period immediately thereafter.